EXHIBIT 1
                                  [TRANSLATION]

                                                               December 13, 2007

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

             IMMEDIATE REPORT CONCERNING THE CONVENING OF A MEETING

1. On December 13, 2007, it was resolved to convene a Special Meeting of the Bank which will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Monday, January 7, 2008 at 11:00 A.M.

The number of the share on the Tel Aviv Stock Exchange which entitles its holder to participate in the meeting is 0606111.

2. The date for determining the right to vote at the Special Meeting is December 23, 2007.

3. AGENDA AND PROPOSED RESOLUTIONS

A Description of the Nature of the Items on the Agenda:

At its meeting on October 9, 2007, the Bank's Board of Directors discussed the judgment of the Tel Aviv District Court from August 5, 2007, that ruled that as long as no dividend is distributed to the holders of the Bank's Preference Shares Classes C, CC, CC1, D and DD (hereinafter: "the Preference Shares") - no interest accrues on the Bank's perpetual deposits with the Ministry of Finance, and the Board reached the conclusion that it would be proper for the Bank to act to revive the distribution of the dividend to the holders of the Preference Shares. In this regard, the Bank's Board resolved, among other things, that:

     a. Since the Articles of Association of the Bank (its Article 133) precludes the distribution of dividend otherwise than out of the Bank's profits, and since as of the third quarter of 2002, the Bank has had no further (even nominal) profits to enable it to effect a distribution of dividend while complying with the above restriction, the Board proposes to the General Meeting of the Bank to amend Article 133 of the articles of the Bank, in a manner that would enable the distribution of dividend not only out of profits but also out of the interest payable to the Bank on its perpetual deposits at the Ministry of Finance.

     b. Since the manner in which the Tel Aviv District Court's judgment of August 5, 2007 was worded, a claim could be raised to the effect that the Bank has no right to receive accrued interest on its perpetual deposits with the Treasury against a distribution of dividend in arrears on the Preference Shares and in order to remove any doubt with respect to the Bank's right to distribute in such circumstances a current preferred dividend without any (previous or concurrent) distribution of a preferred dividend in arrears, the Board proposes to the General Meeting of the Bank to amend the Articles of Association of the Bank by adding a new Article 132A which will allow the Bank's Board to resolve to distribute a current preferred dividend even without the distribution of a preferred dividend in arrears, when the Bank is precluded from distributing a dividend in arrears as aforesaid.

The following text of the proposed resolutions is the text proposed by the Bank's Board of Directors for the purpose of amending the Bank's Articles as above.

1. Amendment of Article 133 of the Bank's Articles.

2. To amend the Bank's Articles by adding a new Article 132A.

1. THE TEXT OF THE PROPOSED RESOLUTION:

To amend Article 133 of the Bank's Articles, so that in place of the current text shall come the new text as follows:

"133. No dividend shall be payable except out of the profits of the Company and/or out of interest that shall be paid to the Company for the perpetual deposits of the Company with the Ministry of Finance, and no dividend shall bear interest against the Company.

In the above Article 133:

'THE PERPETUAL DEPOSITS OF THE COMPANY WITH THE MINISTRY OF FINANCE' - mean deposits in the amount and/or out of the proceeds of the offerings of the preference shares of the C, CC, CC1, D and DD classes which were deposited by the Company in the Israeli Ministry of Finance (hereinafter:"THE MINISTRY OF FINANCE").

'PAYMENT OF A DIVIDEND OUT OF INTEREST THAT SHALL BE PAID TO THE COMPANY FOR THE PERPETUAL DEPOSITS OF THE COMPANY WITH THE MINISTRY OF FINANCE' - means the payment of a dividend for which and/or as a result of which it is assured to the Company that simultaneous with its payment or soon thereafter, it shall in fact receive from the Ministry of Finance interest on its perpetual deposits there, in the amount of the paid dividend.

The Company shall also be entitled to declare the payment of a dividend that shall be made out of the interest on its perpetual deposits with the Ministry of Finanace and subject to the interest being received.

Nothing in the aforesaid shall not be construed as imposing an obligation on the Company to continue to keep, in the Ministry of Finance or any other place, the perpetual deposits of the Company and/or to retain their terms and/or to bestow any right whatsoever on the Company's members (its shareholders) concerning the above deposits and/or in them".

2. THE TEXT OF THE PROPOSED RESOLUTION:

To amend the Bank's Articles by adding a new Article 132A. which sets forth the following:

"132A. Whenever the Company is unable - by reason of the restriction established in Article 133 hereof - to distribute a fixed accrued preference dividend that is in arrears on the Preference Shares (the Preference C, CC and CC1 shares and the Preference D and DD shares) and on the Preferred Ordinary Shares (the Preference Shares and the Preferred Ordinary Shares being hereinafter referred to in this Article jointly as - "THE ABOVE SHARES"), but will be able to distribute a fixed current preference dividend in respect of the Preference Shares, the Board of Directors of the Company may resolve (declare) a distribution of a current fixed preference dividend in respect of the Preference Shares without there also being proposed and/or declared and/or distributed previously or contemporaneously or at all, the arrears of the accumulated fixed preference dividend on the Above Shares. The terms of this Article 132A will apply notwithstanding any provision to the contrary contained in the Company's Articles."

The addition of Article 132A will be made subject to the amendment of Article 133 to the Articles, as proposed above.

THE MAJORITY REQUIRED:

The majority required to adopt the resolutions set out in the above Agenda is a 75% majority of those participating in the vote, excluding the abstainees.

4. Attached is __ Written Ballot __ Position Paper.

5. The legal quorum required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

6. If there shall not be a legal quorum, the meeting shall then take place on January 14, 2008 at 11:00 A.M. at 82 Menachem Begin Road, Tel Aviv.

7. The full text of the proposed resolutions was set forth above.